June 1, 2020

To: British Columbia Securities Commission,
Alberta Securities Commission,
Financial and Consumer Affairs Authority of Saskatchewan,
The Manitoba Securities Commission,
Ontario Securities Commission,
Financial and Consumer Services Commission (New Brunswick),
Nova Scotia Securities Commission,
Office of the Superintendent of Securities (Prince Edward Island),
Office of the Superintendent of Securities Service Newfoundland and Labrador,
Office of the Superintendent of Securities (Northwest Territories),
Office of the Yukon Superintendent of Securities, Nunavut Securities Office

We have read the statements made by Uranium Royalty Corp in the attached copy of change of auditor notice dated June 1, 2020, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements concerning PricewaterhouseCoopers LLP in the Change of Auditor Notice dated June 1, 2020.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Professional Accountants

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca